UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Bank of Hawaii Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

062540109

(CUSIP Number)

Michael E. O’Neill
130 Merchant Street
Honolulu, HI  96813
1-(808)-537-8430

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 5, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 062540109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael E. O’Neill

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,526,069

	8.	Shared Voting Power 152,273

	9.	Sole Dispositive Power 3,526,069

	10.	Shared Dispositive Power 152,273

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,678,342

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.9%

14.	Type of Reporting Person (See Instructions) IN

This is Amendment No. 1 to a Schedule 13D relates filed by Michael E. O’Neill on November 7, 2003 relating to the shares of common stock, par value $.01 per share (“Common Stock”), of Bank of Hawaii Corporation, a Delaware corporation (the “Company”).  The Schedule 13D is hereby amended as set forth below.  Except as specifically provided herein, this Amendment No. 1 to Schedule 13D does not modify any of the information previously reported in the Schedule 13D, and should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D.

Item 2.	Identity and Background
(c)

Item 2(c) of the Schedule 13D is amended to read in its entirety as follows:

Mr. O’Neill is the Chairman of the Board and Chief Executive Officer of the Company and its principal subsidiary, the Bank of Hawaii (the “Bank”).  The principal executive offices of both the Company and the Bank are located at 130 Merchant Street, Honolulu, HI  96813.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended to read in its entirety as follows:

Mr. O’Neill acquired his shares of Common Stock for investment purposes.  In his capacity as a shareholder of the Company who periodically evaluates his investment portfolio, Mr. O’Neill may from time to time, acquire, sell or otherwise dispose of, or exercise options to acquire, shares of Common Stock.  In his capacity as Chairman and Chief Executive Officer of the Company and the Bank and in connection with his service to those entities, Mr. O’Neill may from time to time consider plans or proposals relating to some or all of the matters specified in Item 4 of the Commission’s Schedule 13D.

Item 5.	Interest in Securities of the Issuer
(a)

Item 5(a) of the Schedule 13D is amended to read in its entirety as follows:

Mr. O’Neill may be deemed to own beneficially 3,678,342 shares of Common Stock, which represents approximately 6.9% of the issued and outstanding shares of Common Stock as of April 27, 2004 plus shares issuable under Mr. O’Neill’s vested stock options.  The shares of Common Stock deemed to be owned beneficially by Mr. O’Neill include:

(1) 714,069 shares of Common Stock held directly;

(2) options to acquire 2,812,000 shares of Common Stock granted under the Company’s 1994 Stock Option Plan (“Option Plan”) and exercisable within 60 days of the date hereof; and

(3) 152,273 shares of Common Stock owned by the Bank of Hawaii Charitable Foundation (“Foundation”), beneficial ownership of which is disclaimed by Mr. O’Neill.

(b)

Item 5(b) of the Schedule 13D is amended to read in its entirety as follows:

Of the shares of Common Stock that may be deemed to be owned beneficially by Mr. O’Neill, he has sole voting and dispositive power over 3,526,069 shares, including those which he may acquire pursuant to exercisable options, and shared voting and dispositive power over 152,273 shares, representing the shares owned by the Foundation of which he disclaims beneficial ownership.  Mr. O’Neill shares voting and dispositive power over the Foundation’s shares with the other members of the Foundation's Board of Directors.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 5, 2004
Date
/s/ Michael E. O’Neill
Signature
Michael E. O’Neill Chairman and Chief Executive Officer
Name/Title

                The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations  (See 18 U.S.C. 1001)